UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SYNERGY PHARMACEUTICALS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35268	33-0505269
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer
Incorporation or Organization)		Identification No.)

420 Lexington Avenue, Suite 1609

New York, New York 10170

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered:	Units, each consisting of two shares of Common Stock and one Warrant to purchase one share of Common Stock Common Stock, par value $0.0001 per share Warrants to purchase Common Stock

Name of each exchange on which each class is to be registered:  The NASDAQ Stock Market LLC

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This Amendment No. 2 to Form 8-A is being filed pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to reflect the  February 16, 2012 merger of  Synergy Pharmaceuticals, Inc., a Florida corporation (“SP-Florida”), with and into Synergy Pharmaceuticals Inc., a Delaware corporation and a wholly owned subsidiary of SP-Florida (the “Company”), with the Company as the surviving entity.  On February 16, 2012, Synergy Pharmaceuticals Inc. reincorporated from Florida to Delaware (the “Reincorporation”).

As a result of the Reincorporation, (i) each outstanding share of SP-Florida’s common stock, par value $0.0001 per share, issued and outstanding was automatically converted into one share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) (upon the Reincorporation, each outstanding certificate representing shares of SP-Florida’s common stock was deemed, without any action by the shareholders, to represent the same number of shares of the Company’s Common Stock); and (ii) all warrants, options and other rights to acquire SP-Florida’s common stock outstanding immediately before the Reincorporation were also automatically converted into options, warrants and rights to acquire the same number of shares of the Company’s Common Stock upon the same terms, including price.

In accordance with Rule 12g-3 under the Exchange Act, as the successor to SP-Florida, the shares of Common Stock of the Company were deemed to be registered under Section 12(b) of the Exchange Act. The Company, as successor issuer to SP-Florida, hereby expressly adopts this Form 8-A/A as its own for all purposes of the Exchange Act. The Company’s shares of common stock, units and warrants continue to be listed on The NASDAQ Capital Market under the symbols “SGYP,” “SGYPU” and “SGYPW,” respectively.

Prior to February 16, 2012, SP-Florida’s corporate affairs were governed by the Florida Business Corporation Act. The rights of SP-Florida’s shareholders were subject to SP-Florida’s Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws. As a result of the Reincorporation, holders of SP-Florida common stock are now holders of the Company’s common stock, and their rights as stockholders are governed by the Delaware General Corporation Law and the Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws of the Company (the “Bylaws”).

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                                             Description of Registrant’s Securities to be Registered.

General

As of May 1, 2012, our authorized capital stock consisted of 100,000,000 shares of common stock, $0.0001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of May 1, 2012, there are 54,306,178 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share. Our Certificate of Incorporation does not provide for cumulative voting. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors (the “Board”) out of legally available funds. However, the current policy of our Board is to retain earnings, if any, for the operation and expansion of the Company. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our Certificate of Incorporation provides that our Board may by resolution, without further vote or action by the stockholders, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designation, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. Once designated by our Board, each series of preferred stock will have specific financial and other terms that will be described in a prospectus supplement. The description of the preferred stock that is set forth in any prospectus supplement is not complete without reference to the documents that govern the preferred stock. These include our Certificate of Incorporation and any certificates of designation that the Board may adopt.  Prior to the issuance of shares of each series of preferred stock, the Board is required by the Delaware General Corporation Law (the “DGCL”) and the Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, some or all of the following:

(a) The distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution of the Board;

(b) The rate and manner of payment of dividends payable on shares of such series, including the dividend rate, date of declaration and payment, whether dividends shall be cumulative, and the conditions upon which and the date from which such dividends shall be cumulative;

(c) Whether shares of such series shall be redeemed, the time or times when, and the price or prices at which, shares of such series shall be redeemable, the redemption price, the terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(d) The amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;

(e) The rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of common stock, other securities, or shares of any other class or series of preferred stock and the terms and conditions of such conversion or exchange;

(f) The voting rights, if any, and whether full or limited, of the shares of such series, which may include no voting rights, one vote per share, or such higher number of votes per share as may be designated by the Board; and

(g) The preemptive or preferential rights, if any, of the holders of shares of such series to subscribe for, purchase, receive, or otherwise acquire any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of any bonds, debentures, notes, or other securities of the Company, whether or not convertible into shares of stock with the Company.

All shares of preferred stock offered hereby will, when issued, be fully paid and nonassessable, including shares of preferred stock issued upon the exercise of preferred stock warrants or subscription rights, if any.

Although our Board has no intention at the present time of doing so, it could authorize the issuance of a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

Anti-Takeover Effects of Certain Provisions of the Company’s Certificate of Incorporation, Bylaws and the DGCL

Certain provisions of the Company’s Certificate of Incorporation and Bylaws, which are summarized in the following paragraphs, may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, the Certificate of Incorporation and Bylaws and Delaware law, as applicable, among other things:

•                  provide the board of directors with the ability to alter the bylaws without stockholder approval;

•                  place limitations on the removal of directors; and

•                  provide that vacancies on the board of directors may be filled by a majority of directors in office, although less than a quorum.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with its board. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

Blank Check Preferred. The Board is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 20,000,000 shares of preferred stock in one or more series and to establish the number of shares of any series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of the shares of each series.

The authority to designate preferred stock may be used to issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of the common stock or could also be used as a method of determining, delaying or preventing a change of control.

Advance Notice Bylaws. The Bylaws contain an advance notice procedure for stockholder proposals to be brought before any meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at any meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the Company’s corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Interested Stockholder Transactions.  We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Company’s common stock is Broadridge Corporate Issuer Solutions, Inc.

The foregoing description of the Company’s common stock does not purport to be complete and is qualified in its entirety by reference to the Company’s Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on March 15, 2012 and are incorporated herein by reference.

The description of the units and warrants of the Registrant, as included under the caption “Description of Units,”  and “Description of Warrants,” respectively, in the prospectus forming a part of the Registration Statement on Form S-3, as amended (Registration No. 333-163316) (the “Registration Statement”), filed under the Securities Act of 1933, as amended (the “Act”), is incorporated by reference herein.  In addition, any description of such securities contained in a form of prospectus relating to the Registration Statement subsequently filed by the Company pursuant to Rule 424(b) under the Securities Act of 1933, as amended, shall be deemed to be incorporated by reference herein.  The description herein of the Common Stock supersedes the description of the Common Stock within the Registration Statement.

Item 2.                                             Exhibits.

Exhibit No.	Description

3.1

Second Amended and Restated Certificate of Incorporation of Synergy Pharmaceuticals Inc. (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 15, 2012 and incorporated herein by reference).

3.2

Amended and Restated Bylaws (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 15, 2012 and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SYNERGY PHARMACEUTICALS INC.

Date: May 2, 2012	By:	/s/ Gary S. Jacob
		Name:	Gary S. Jacob
		Title:	Chief Executive Officer